Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Pomelo Acquisition Corporation Limited (the “Company”) on Form S-1/A (Amendment No.1, Registration No. [333-260643]) of our report dated October 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Pomelo Acquisition Corporation Limited as of September 8, 2021 and for the period from May 18, 2021 (inception) through September 8, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, NY

January 19, 2022